NO ACT





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 26, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-26-10

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

Dear Mr. Smith:

This is in response to your letter dated January 29, 2010 concerning the shareholder proposal submitted to Wal-Mart by Grover L. Porter. We also have received letters from the proponent dated January 29, 2010 and February 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Grover L. Porter
133 Saint Andrews Drive
Hendersonville, TN 37075

March 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

The proposal urges the board to adopt a policy requiring that all products and services offered for sale in the United States by Wal-Mart and Sam's Club stores be manufactured or produced in the United States.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


Walmart
Save money. Live better.

702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal

Erron W. Smith

Assistant General Counsel – Corporate Division

January 29, 2010

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Grover L. Porter

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from Walmart's proxy materials for its 2010 Annual Shareholders' Meeting (the "*2010 Proxy Materials*"). The Proposal was submitted to Walmart by Mr. Grover L. Porter (the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2010 Proxy Materials for the reasons described below. A copy of the Proposal is attached hereto as Exhibit A.

Walmart expects to file its 2010 Proxy Materials with the Commission on or about April 19, 2010. Walmart intends to begin printing the 2010 Proxy Materials on or about April 15, 2010, so that it may begin mailing the 2010 Proxy Materials no later than April 19, 2010. Accordingly, Walmart would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal urges that the Board of Directors of the Company (the "*Board*") adopt a policy requiring that all products and services offered for sale in the United States of America by Walmart stores and Sam's Clubs be manufactured or produced in the United States of America.

II. Background.

Walmart is the world's largest retailer as measured by net sales. Its net sales exceeded $401 billion for its fiscal year ended January 31, 2009 ("*Fiscal 2009*"). Walmart conducts numerous customer transactions each day at its more than 4,200 supercenters, discount stores, Neighborhood Markets and Sam's Clubs located in the United States of America (the "*US Units*").

To attract its customers and satisfy their needs, Walmart offers a vast array of goods in its US Units. For example, Walmart supercenters typically carry thousands of distinct products, in categories that range from a full line of grocery products to automotive supplies. Walmart discount stores and Sam's Clubs in the United States also carry a wide range of products. As a global company, Walmart purchases the products sold in the US Units from more than 100,000 suppliers based both in the United States ("US Goods") and elsewhere around the world ("Foreign-Sourced Goods").

Walmart's millions of customers look to Walmart to be an advocate and to find solutions that save them money on everyday needs, from groceries to other essential products. Walmart offers a wide variety of US Goods in its US Units. For example, about seventy percent (70%) of Walmart's produce is sourced from US suppliers, and Walmart's grocery business accounts for nearly half of the Company's total sales in the United States. The US Units do, in fact, sell many Foreign-Sourced Goods. Selling Foreign-Sourced Goods allows Walmart to offer its customers a greater variety of products and brands within many product categories and to offer its customers products within a particular category at a greater number of price points. With respect to Foreign-Sourced Goods, Walmart has established ethical standards for suppliers and specific responsible sourcing practices designed to give Walmart's customers confidence that products sold at Walmart stores and Sam's Clubs are safe and durable, made in safe and healthy working conditions, and produced in an environmentally responsible way.

III. Grounds for Exclusion.

The Company believes that the Proposal is excludable from the 2010 Proxy Materials because it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7) under the Exchange Act.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the Proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Staff also there stated that "[t]he second consideration [underlying the policy] relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Although Walmart recognizes that the Staff indicated in the 1998 Release that certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable" under Rule 14a-8(i)(7), after giving consideration to these matters and the nature of the Proposal, the Company believes that it may exclude the Proposal because it relates to Walmart's ordinary business operations.

Although Walmart is one of the world's largest companies, the nature of Walmart's business is simple: Walmart buys goods from suppliers and sells those goods at retail to consumers. As a result, few, if any, decisions made by Walmart and its associates (*i.e.*, its employees) more directly relate to or have a more dramatic impact on Walmart's day-to-day operations than the decision of what products Walmart buys for sale in the US Units and its other stores and Sam's Clubs worldwide. Nothing is more central to the ordinary business operations of the Company or, in the Staff's words in the 1998 Release, "fundamental to management's ability to run [Walmart] on a day-to-day basis" than the choice of products Walmart purchases for sale to its millions of loyal customers in the United States. The importance to the success of any retailer of having products customers want on its stores' shelves in the quantities, at the times, and at the prices the customers want can scarcely be overstated. Its ability to meet these customer expectations plays a critical role in Walmart's success in the United States.

If Walmart were to adopt the Proposal, that choice would severely constrain Walmart's management and prevent Walmart from (1) selling any of numerous brands of Foreign-Sourced Goods that Walmart now offers its customers; and (2) managing, as effectively as possible, given the global market, Walmart's cost of goods sold. Further, the choice to sell only US Goods would put the Company at a competitive disadvantage with other retailers and disrupt the Company's worldwide supply chain and inventory management system and potentially cause the Company to breach long-term agreements with some of its suppliers.

The matters discussed above are but a sampling of the intrusions into Walmart's day-to-day, ordinary business operations that would occur were the policy urged by the Proposal (the "*Proposed Policy*") adopted by the Board. These examples illustrate starkly that the Proposed Policy:

- would severely compromise management's ability to run Walmart's business and meet customer expectations in Walmart's day-to-day operations; and

- would intrude into the Company's ordinary business decisions, which are properly and as a matter of law[1] within the purview of the Company's board of directors and which are not an area in which shareholders are equipped to make decisions in the context of a shareholders' meeting.

In considering whether the Proposal is a matter of the ordinary business operations of an organization like Walmart, it is important to note that the Staff listed the "retention of suppliers" as one of the examples of "tasks . . . so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Adoption of the Proposed Policy would preclude the Company from retaining any number of its current suppliers and significantly reduce the types of products purchased from other suppliers. The implications of the Proposed Policy for the day-to-day operations of the Company and the future welfare of the Company are so complex, far-reaching and unpredictable, that the shareholders, as a group, are not in a position to make an informed judgment on the matter.

As indicated above, the Company recognizes that, in Staff Legal Bulletin No. 14C, the Staff reminded registrants that proposals relating to ordinary business matters, but that focus on "sufficiently significant social policy issues," are not excludable under Rule 14a-8(i)(7) because the proposals would "transcend the day-to-day business matters." However, in a day of increasingly globalized markets, any of the Proposal's suggested social policy issues or goals are significantly outweighed by the intrusion and disruption that adoption of the Proposal would pose to Walmart's core business operations and ordinary business decisions.

The Staff has consistently taken the position that proposals whose subject matter relates to the products sold by a retailer may be excluded from the retailer's proxy materials pursuant to Rule 14a-8(i)(7), even though those products may be deemed to raise significant social policy issues. A pertinent example is the proposal that was the subject of *Wal-Mart Stores, Inc.* (March 9, 2001) and that requested the Company to stop selling handguns and their accompanying ammunition at its stores. In that instance, the Staff concurred with the Company's conclusion that the proposal was excludable on the basis of Rule 14a-8(i)(7) even though handgun safety was and continues to be a social issue of considerable debate.

---

[1] Section 141 of the General Corporation Law of Delaware (the "*DGCL*") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certification of incorporation." Neither the DGCL nor the Company's Restated Certificate of Incorporation, as amended to date, provides for shareholders to have the right or ability to impose this type of constraint on the board of directors' statutorily created powers.

Most recently, in *PetSmart, Inc.* (April 8, 2009), the Staff concurred with the registrant's conclusion that it could exclude a proposal whose subject matter was the sale of live animals under Rule 14a-8(i)(7) as relating to ordinary business operations even in the face of the proponent's contention that the proposal involved important public policy issues. In each of *Lowe's Companies, Inc.* (February 1, 2008) and *Home Depot, Inc.* (January 24, 2008), the Staff concurred with the registrant's proposal to exclude a proposal that urged the cessation of the registrant's sale of a certain category of product (which was seen as posing a danger to animals and wildlife). There, the Staff concurred with the registrant's view that it could exclude that proposal under Rule 14a-8(i)(7) as relating to ordinary business operations. Likewise, in *Rite Aid Corporation* (March 26, 2009), *CVS Caremark Corporation* (March 3, 2009), *Albertson's, Inc.* (March 18, 1999), *J.C. Penney Co.* (March 2, 1998), and *Walgreen Co.* (September 29, 1997), the Staff found that proposals requiring that those retailers stop selling tobacco or cigarettes were excludable under Rule 14a-8(i)(7) despite the ongoing social concern many have with tobacco use. *See also Marriott International, Inc.* (February 13, 2009) (in which the proposal related to prohibiting the sale of sexually explicit material at Marriott-related properties); *Alliant Techsystems* (May 7, 1996) (in which the proposal related to prohibition of the sale of antipersonnel mines); *Kmart Corporation* (March 13, 1992) (in which the proposal related to the cessation of the sale of periodicals containing certain explicit photos); and *Wal-Mart Stores, Inc.* (April 10, 1991) (in which the proposal related to a prohibition on the sale of war toys), in all of which the Staff concurred with the registrants' view that the proposals could be excluded from their proxy materials under Rule 14a-8(i)(7).

Walmart recognizes that the scope of products implicated by the Proposal is broader than those considered in the above-referenced no-action letters. However, the principles followed by the Staff in those no-action letters are just as applicable to the Staff's consideration of the Proposal. The central issue is not one of how many products would be affected by the adoption of the Proposal, but whether the Proposal involves the shareholders in decisions at the heart of Walmart's management's ability to conduct the day-to-day operations of Walmart. Clearly, the Proposal does just that in the same way the proposals referenced above sought to do.

In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(7), as the Proposal deals with the Company's ordinary business operations.

IV. <u>Conclusion</u>.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2010 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2010 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2010 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Assistant General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Erron Smith

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Mr. Grover L. Porter
133 St. Andrews Drive
Hendersonville, Tennessee 37075

Exhibit A

GROVER L. PORTER
BBA, MBA, PHD, CPA

CONSULTANT

[illegible]
[illegible]

May 19, 2009

Mr. Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

As specified in the letter from Geoffrey Edwards and the enclosed Exhibit A (240.14a-8) of May 14, 2009, I am submitting the attached revised proposal for inclusion in the proxy statement for the 2010 Annual Shareholders' Meeting of Wal-Mart Stores, Inc.

I have made the recommended changes to the attached proposal as specified in your letter and Exhibit A. I am also attaching the following additional information as specified in your letter and Exhibit A:

* A written statement from Merrill Lynch verifying that at the time I submitted my proposal I have continuously held Wal-Mart stock with a market value of more than $2,000 for at least one year.
* My written statement that I have continuously held the required number of Wal-Mart shares with a market value of more than $2,000 for at least one year, and I intend to continue ownership of the required number of Wal-Mart shares through the date of Wal-Mart's 2010 annual meeting.

If my proposal should contain any procedural or eligibility deficiencies, please advise me of those deficiencies when you acknowledge the receipt of my letter and proposal.

Sincerely yours,

Grover L. Porter

Grover L. Porter

Attachments: 3

PROPOSAL

Resolved: The shareholders of Wal-Mart Stores, Inc. (Wal-Mart) strongly urge the Board of Directors to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America. The adoption of this proposal will return the corporation to the patriotic "Buy American" policy instituted by founder Sam Walton.

Supporting Statement*: The "World stands on verge of another trade war" (*The Tennessean*, Feb. 2, 2009). Actually there has been a trade war for decades that China has been winning at the expense of America.

Corporate executives have been shifting manufacturing jobs to China and other Third World countries where the cost of labor is cheaper. This allows the corporations to report higher profits. This increases the bonuses and value of stock options of corporate executives.

Although Wal-Mart is not the only corporate culprit, the purchasing policies of Wal-Mart have encouraged manufacturers to outsource the production of their products. In order to obtain Wal-Mart contracts American companies are frequently coerced by Wal-Mart to open factories in China. This resulted in hundreds of manufacturing companies in America closing plants and millions of Americans losing their jobs.

In the mid-1990s, Wal-Mart had a campaign based on its "Buy American" policy. But by 2005, about 60% of Wal-Mart's merchandise was imported, compared to 6% in 1995. In 2006, Wal-Mart imported $27 billion of Chinese goods. Wal-Mart's deficit with China alone eliminated nearly 200,000 American jobs between 2001-2006.

The short-term effect of the outsourcing policies of Wal-Mart and other corporations has had a serious negative impact on the American economy. However, the long-term effect could result in destroying the manufacturing might of America.

I was a soldier in the U. S. Army in the 1950s. I remember how the communist Chinese Army turned our victory into defeat during the Korean War. There would be a united Korea today if China had not intervened during the Korean War.

We are experiencing a trade war with China now. Although it may not occur in my lifetime, I predict China and America will be in another military war this century. Without viable manufacturers in America, our military men and women will be severely disadvantaged in the next war with China.

The security of America demands that Wal-Mart and other leading American corporations return to the patriotic "Buy American" policy instituted at Wal-Mart by founder Sam Walton.

---

* This supporting statement is excerpted from an article by Grover L. Porter, Ph.D., CPA (Retired) published in *The Tennessean* (May 11, 2009). Dr. Porter was a professor of accounting for more than 40 years at leading universities.

Voting: All patriotic shareholders are encouraged to vote **FOR** this proposal.

GROVER L. PORTER
BBA, MBA, PhD, CPA
CONSULTANT

[illegible] St. Andrews Dr. [illegible]
[illegible], TN [illegible] [illegible]

May 1, 2009

Mr. Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas
72716-0215

Dear Mr. Allison:

I hereby submit the following proposal for inclusion in the proxy statement for the 2010 Annual Shareholders' Meeting of Wal-Mart Stores, Inc.:

Resolved: All products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America. The adoption of this proposal will return the corporation to the patriotic "Buy American" policy instituted by founder Sam Walton.
Supporting Statement: A number of reasons supporting this important proposal were included in my recent article entitled "China is winning trade war, and it could cost U.S. dearly" published in *The Tennessean* on February 2, 2009. A copy of this article is submitted in support of this proposal to provide valuable information to shareholders regarding this timely issue.
Voting: All shareholders are encouraged to vote **FOR** this proposal.

I submit the above proposal as a Wal-Mart Stores, Inc. shareholder [1,000 shares of Wal-Mart are held in my account with Merrill Lynch]. If any changes in my proposal should be required for its inclusion in the proxy statement for the 2010 Annual Shareholders' Meeting of Wal-Mart Stores, Inc., please advise me when you acknowledge the receipt of this letter.

Sincerely yours,

Grover L. Porter

WAL★MART

Legal Department

Geoffrey Edwards Assistant General Counsel

702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.4505
Geoffrey.Edwards@walmartlegal.com

May 14, 2009

VIA FEDERAL EXPRESS

Grover L. Porter
133 Saint Andrews Dr.
Hendersonville, TN 37075

Dear Mr. Grover:

On May 12, 2009, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") adopt a policy under which Walmart stores and Sam's Clubs would sell only products and services that are manufactured or produced in the United States. Under the Securities and Exchange Commission's Rule 14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2010 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Geoffrey Edwards

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the

company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may

exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GROVER L. PORTER
BBA, MBA, PHD, CPA

CONSULTANT

[illegible]

May 19, 2009

Mr. Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

As specified in the letter from Geoffrey Edwards and the enclosed Exhibit A (240.14a-8) of May 14, 2009, I am submitting the attached revised proposal for inclusion in the proxy statement for the 2010 Annual Shareholders' Meeting of Wal-Mart Stores, Inc.

I have made the recommended changes to the attached proposal as specified in your letter and Exhibit A. I am also attaching the following additional information as specified in your letter and Exhibit A:

* A written statement from Merrill Lynch verifying that at the time I submitted my proposal I have continuously held Wal-Mart stock with a market value of more than $2,000 for at least one year.
* My written statement that I have continuously held the required number of Wal-Mart shares with a market value of more than $2,000 for at least one year, and I intend to continue ownership of the required number of Wal-Mart shares through the date of Wal-Mart's 2010 annual meeting.

If my proposal should contain any procedural or eligibility deficiencies, please advise me of those deficiencies when you acknowledge the receipt of my letter and proposal.

Sincerely yours,

Grover L. Porter

Grover L. Porter

Attachments: 3

PROPOSAL

Resolved: The shareholders of Wal-Mart Stores, Inc. (Wal-Mart) strongly urge the Board of Directors to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America. The adoption of this proposal will return the corporation to the patriotic "Buy American" policy instituted by founder Sam Walton.

Supporting Statement*: The "World stands on verge of another trade war" (*The Tennessean*, Feb. 2, 2009). Actually there has been a trade war for decades that China has been winning at the expense of America.

Corporate executives have been shifting manufacturing jobs to China and other Third World countries where the cost of labor is cheaper. This allows the corporations to report higher profits. This increases the bonuses and value of stock options of corporate executives.

Although Wal-Mart is not the only corporate culprit, the purchasing policies of Wal-Mart have encouraged manufacturers to outsource the production of their products. In order to obtain Wal-Mart contracts American companies are frequently coerced by Wal-Mart to open factories in China. This resulted in hundreds of manufacturing companies in America closing plants and millions of Americans losing their jobs.

In the mid-1990s, Wal-Mart had a campaign based on its "Buy American" policy. But by 2005, about 60% of Wal-Mart's merchandise was imported, compared to 6% in 1995. In 2006, Wal-Mart imported $27 billion of Chinese goods. Wal-Mart's deficit with China alone eliminated nearly 200,000 American jobs between 2001-2006.

The short-term effect of the outsourcing policies of Wal-Mart and other corporations has had a serious negative impact on the American economy. However, the long-term effect could result in destroying the manufacturing might of America.

I was a soldier in the U. S. Army in the 1950s. I remember how the communist Chinese Army turned our victory into defeat during the Korean War. There would be a united Korea today if China had not intervened during the Korean War.

We are experiencing a trade war with China now. Although it may not occur in my lifetime, I predict China and America will be in another military war this century. Without viable manufacturers in America, our military men and women will be severely disadvantaged in the next war with China.

The security of America demands that Wal-Mart and other leading American corporations return to the patriotic "Buy American" policy instituted at Wal-Mart by founder Sam Walton.

---

* This supporting statement is excerpted from an article by Grover L. Porter, Ph.D., CPA (Retired) published in *The Tennessean* (May 11, 2009). Dr. Porter was a professor of accounting for more than 40 years at leading universities.

Voting: All patriotic shareholders are encouraged to vote **FOR** this proposal.

GROVER L. PORTER
BBA, MBA, PHD, CPA
CONSULTANT

[illegible]

May 19, 2009

Mr. Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

I have continuously held the required number of Wal-Mart Stores, Inc. shares with a market value of more than $2,000 for more than one year, and I intend to continue ownership of the required number of Wal-Mart Stores, Inc. shares through the date of the 2010 Annual Shareholders' Meeting of Wal-Mart Stores, Inc.

If this statement should contain any procedural or eligibility deficiencies, please advise me of those deficiencies when you acknowledge the receipt of my letter and proposal.

Sincerely yours,

Grover L. Porter

Grover L. Porter

Lacey A. Renfro
Registered Client Associate
Global Wealth Management

150 Fourth Avenue North
Suite 1700 One Nashville Place
Nashville, Tennessee 37219
Phone 615.747.5668
Fax 615.866.0608
Lacey_Renfro@ml.com



May 22, 2009

Dr. Grover Porter
133 St. Andrews Drive
Hendersonville, TN 37075

Dear Dr. Porter:

The following information is provided at your request:

You currently hold 1,000 shares of Wal-Mart stock (WMT) in account *** FISMA & OMB Memorandum M-07-16 *** These shares were purchased May 8, 2000.

Sincerely,

Lacey A. Renfro
Senior Financial Advisor

*We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly account statements to be the official record of all transactions.

GROVER L. PORTER

BBA, MBA, PHD, CPA

CONSULTANT

133 St. [illegible] Dr. — [illegible].COM

HENDERSONVILLE, TN [illegible] — ([illegible]) [illegible]

June 30, 2009

Mr. Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

My understanding of "Appendix A" attached to the letter [05/14/09] from your Assistant Legal Counsel Geoffrey Edwards is the following: "Within 14 calendar days of receiving your proposal, the company [Wal-Mart] must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response." My letter [05/19/09] containing an attached revised proposal was sent by certified mail [05/26/09] and the certified mail return card shows my letter was received by Wal-Mart employee Derek Weaver [05/28/09].

If my revised proposal should contain any procedural or eligibility deficiencies, please advise me of those deficiencies when you acknowledge the receipt of my earlier letter and revised proposal.

I am awaiting your reply.

Sincerely yours,

Grover L. Porter

Grover L. Porter

GROVER L. PORTER
BBA, MBA, PHD, [illegible]

CONSULTANT

[illegible] ST. ANDREWS DR. [illegible]
HENDERSONVILLE, TN [illegible] [illegible]

July 14, 2009

Mr. Geoffrey Edwards
Assistant General Counsel
Legal Department
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Edwards:

My understanding of "Appendix A" attached to the your letter [05/14/09] is the following: "Within 14 calendar days of receiving your proposal, the company [Wal-Mart] must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response." My letter [05/19/09] along with an attached revised proposal and other required documents was sent by certified mail [05/26/09] and the certified mail return card shows my letter was received by Wal-Mart employee Derek Weaver [05/28/09].

If my revised proposal should contain any procedural or eligibility deficiencies, please advise me of those deficiencies when you acknowledge the receipt of my letter and revised proposal mailed to Mr. Gordon Allison [05/26/09].

I am awaiting your reply.

Sincerely yours,

Grover L. Porter
Grover L. Porter

From: GroverLPorter *** FISMA & OMB Memorandum M-07-16 ***
To: shareholderproposals@sec.gov
CC: adamsantosuosso@andrewskurth.com
Sent: 1/29/2010 5:40:51 P.M. Central Standard Time
Subj: Shareholder Proposal by Grover L. Porter.

SEC,
I am submitting six paper copies of my response to Wal-mart's arguments regarding my proposal.
Sincerely yours for America,
Grover L. Porter
01.29.10
Attachments: 6

*** FISMA & OMB Memorandum M-07-16 ***
133 Saint Andrews Drive
Hendersonville, TN 37075
(615) 264-8197
29 January 2010

VIA E-MAIL

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

RE: Wal-Mart Stores, Inc.-Shareholder Proposal by Grover L. Porter.

Ladies and Gentlemen,

I respectfully ask the staff of the Division of Corporate Finance of the Securities and Exchange Commission to recommend to the Commission that enforcement action be taken if Wal-Mart excludes my Proposal from its 2010 Proxy Materials.The inclusion of my Proposal in Wal-Mart's 2010 Proxy Materials for its 2010 Annual Shareholders' Meeting is necessary for the long-term security of our United States of America.

I await your decision regarding this important matter.

Sincerely yours for America,

Grover L. Porter

Grover L..Porter, PhD, CPA,
Professor of Accounting (Retired).
Member, American Legion and
Veterans of Foreign Wars.

From: Grover L Porter OMB Memorandum M-07-16 ***
Sent: Saturday, February 20, 2010 1:11 PM
To: shareholderproposals
Subject: Fwd: Vet Voice.
Attachments: FeedingourFoes-China..doc

Ladies and Gentlemen,

I'm forwarding the attached e-mail relating to my Proposal submitted as a shareholder for inclusion in Wal-Mart's 2010 Proxy Materials.

Sincerely yours for a Strong America,

Grover L. Porter, PhD, CPA
Member, American Legion,
and Veterans of Foreign Wars

> From: Grover L Porter OMB Memorandum M-07-16 ***
> To: magazine@legion.org
> Sent: 2/20/2010 12:02:23 P.M. Central Standard Time
> Subj: Vet Voice.
>
> Editor, *The American Legion,*
> The Magazine for a Strong America.
>
> I'm attaching a letter commenting on the "Friend or Foe?" article about China [*The American Legion*, March 2010, pages 38-41] for your consideration for publication in our magazine.
>
> Thanks and best wishes for 2010.
>
> Grover L. Porter, PhD
> Member, American Legion
> and Veterans of Foreign Wars.

Feeding our Foes-China!

As a veteran who served in our U. S. Army during the Korean Conflict (War), I read with interest the "Friend or Foe?" article about China in our magazine (*The American Legion*, March 2010). Although the article does not discuss the role of communist China during the Korean War, there would be a unified Korea today if communist hordes had not intervened during the Korean War.

As quoted in the article, China continues to "disguise its ambition and hide its claws." This is documented by the trade war China is winning at the expense of America. The short-term effect of outsourcing the manufacturing of products to China is a serious economic impact on the American economy. The long-term effect is destroying the manufacturing might of America.

The manufacturing might of America was instrumental in our military forces winning past wars, especially World War II. Without viable manufacturers in America, our military men and women will be severely disadvantaged in the military war that I predict China will inflict on America during the current century.

The ways we veterans can help prevent the destruction of our manufacturing might is to only "Buy American" made products and encourage other loyal Americans to only "Buy American" made products. If we refuse to buy the low-quality products produced in China at a low-cost to the retailer companies, the retail companies (e.g., Wal-Mart) would be forced to return to their "Buy American" policies.

If we are to continue to have "a strong America" we veterans who know that "freedom is not free" must speak out on this important issue!

-Grover L. Porter, *** FISMA & OMB Memorandum M-07-16 ***

[The following information is for verification but not publication:
*** FISMA & OMB Memorandum M-07-16 133 Saint Andrews Drive, 37075, (615) 264-8197.]

Erron Smith - Legal

From: Grover L. Porter *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, February 01, 2010 3:23 PM
To: Erron Smith - Legal
Cc: shareholderproposals@sec.gov; adamsantosuosso@andrewskurth.com
Subject: Fwd: Shareholder Proposal by Grover L. Porter.

Erron W. Smith,

I'm forwarding to you my e-mail regarding my Proposal that I earlier submitted to the SEC in response to an e-mail submitted over your signature from Andrews Kurth LLP.

Grover L. Porter

From: Grover L. Porter *** FISMA & OMB Memorandum M-07-16 ***
To: shareholderproposals@sec.gov
CC: adamsantosuosso@andrewskurth.com
Sent: 1/29/2010 5:40:51 P.M. Central Standard Time
Subj: Shareholder Proposal by Grover L. Porter.

*** FISMA & OMB Memorandum M-07-16 ***
133 Saint Andrews Drive
Hendersonville, TN 37075
(615) 264-8197
29 January 2010

VIA E-MAIL

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

RE: Wal-Mart Stores, Inc.-Shareholder Proposal by Grover L. Porter.

Ladies and Gentlemen,

I respectfully ask the staff of the Division of Corporate Finance of the Securities and Exchange Commission to recommend to the Commission that enforcement action be taken if Wal-Mart excludes my Proposal from its 2010 Proxy Materials.The inclusion of my Proposal in Wal-Mart's 2010 Proxy Materials for its 2010 Annual Shareholders' Meeting is necessary for the long-term security of our United States of America.

I await your decision regarding this important matter.

Sincerely yours for America,

Grover L..Porter, PhD, CPA,
Professor of Accounting (Retired).
Member, American Legion and
Veterans of Foreign Wars.